Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

April 4, 2005

We’ve already secured our first approvals for the AT&T merger and remain “cautiously optimistic” the deal will close by the end of the year. In an interview, Jim Callaway, who leads our merger integration planning, updates us on the preparations to quickly and smoothly combine the two companies when the deal closes. He also discusses how employees can help make the merger — and this year — a success.

Fortune magazine understands the potential Project Lightspeed has to alter the competitive landscape in telecom and entertainment. In a recent article (pdf), the authors point out that our plans for a new fiber-optic network could revolutionize TV and give us the ultimate weapon against cable: a high-tech, Internet-based video service that offers more than cable can provide.

More on the fast-moving Project Lightspeed: We’ve chosen Scientific-Atlanta to provide the IP-based video equipment that will enable much of the interactivity and functionality of our next-generation IPTV service. Here are the details and some background on how IPTV works.

SBC is one of this year’s sponsors of the Masters Tournament, the most-watched golf event in the world. Be sure to check out the new commercials we’ll be showing during the tournament, which runs from April 4-10. At least one commercial will be posted today; check back later in the week for more.

Add. Save. Earn., our promotion that provides gifts and incentives to customers who buy bundles, has been extended to May 31. Customers who go online to order products such as SBC Long Distance, SBC Yahoo! DSL, SBC | DISH and Cingular Wireless plans can qualify. Here’s what’s available and how to participate. And remember: Add. Save. Earn. is a great opportunity for ERIC referrals.

Washington, D.C. update: SBC praised the FCC’s new chairman, Kevin Martin, for his commitment to get innovative products and services to customers quickly. And in a brief filed in a case being heard by the U.S. Supreme Court, we urged justices to classify broadband as an information service, not a telecommunications service, whether it’s provided by cable or a communications company.

Grocery chain H-E-B, which serves millions of customers in Texas and Mexico, turned to SBC for state-of-the-art voice and data services for its 56,000 employees and 300 supermarkets.

Also …

•                  Employees at SBC Video Services averaged $10,000 each in ERIC referrals in 2004, and they’re aiming even higher in 2005. Here’s how they do it.

•                  Just in time for Opening Day, we’ve upgraded our FreedomLink Wi-Fi service at SBC Park in San Francisco. We can now serve four times as many fans as last year and at higher connection speeds, making SBC Park one of the largest public hotspots in the world.

•                  The SBC Pioneers and Dell are celebrating National Volunteer Week with special deals on computers for employees who become Pioneers before April 22.

Did you know?

In a report on wireless competition, the FCC said that 97 percent of the nation has a choice of three or more providers.

Quote of the week:

AT&T has attracted and retained bright, dedicated people who will join a similar workforce at SBC. Together the new company will have the best employee group in the industry and it will become the most valuable asset of the merger.”

—Jim Callaway, group president-SBC, who leads our integration efforts

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005. Investors are urged to read the registration and proxy statement because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Interview with Jim Callaway - AT&T Merger Update

Q1.                            Can you give us a quick update on where the merger stands since we announced it two months ago?

Most of the work to date has centered on making the filings and notifications necessary to initiate the regulatory approval process. And we’ve made excellent progress. Those filings are largely complete. Now we need to work closely with those regulatory bodies to address their questions and concerns so we can gain timely approvals, where necessary.

Q2.                            What regulatory authorities will need to “approve” the transaction?

All together, we will make some sort of notification or filing in three states within our territory – California, Nevada and Ohio – and about 30 other non-SBC states.  At the Federal level, the FCC must approve the transaction and the Dept. of Justice also will need to review the transaction. And since AT&T has a large international presence, we will need to file with or notify the governments of about 20 countries outside the U.S.

Q3.                            Have we actually received any approvals yet?

Yes. Delaware has approved the merger, and we also have approvals from five foreign countries, including Australia, Estonia, Germany, Norway and South Africa.

Q4.                            How long will it take to complete the regulatory process so we can complete the merger?

We are cautiously optimistic that the merger will be approved by the end of the year.

Q5.         Have there been any other merger-related activities?

The initial efforts have been focused on the required regulatory filings, although we have also been working on our pre-merger integration plans.  Until the merger is approved and completed, our companies are under very strict legal guidelines to remain completely separate entities.  However, we can engage in limited pre-merger planning for the new company, before closing, as long as we adhere to these strict guidelines.

Q6.                            How is this merger different from SBC’s previous mergers?

This transaction is different from our previous large mergers where we merged regional companies that were very similar.  This merger involves more overlap than, for example SBC/PTG, which places a premium on very careful compliance with legal guidelines for all planning discussions between AT&T and SBC.

Q7.                            Is this why we employ the “clean room” concept?

Yes, a clean room has been used in recent years in a number of mergers, including Cingular/AWE.  The clean room has proven to be a very effective tool in enabling two companies to provide sensitive information before closing, and at the same time, to ensure on-going compliance with antitrust law requirements that the merging entities remain vigorous competitors until all governmental approvals are obtained and merger closing.

A “clean room” is a room that is set up in a separate physical location from either company. Analysis is done by independent third parties who are not company employees and who cannot become company employees for a designated period of time after merger closing.  In addition, the results of the analysis performed by the independent third parties are not shared with either company until after merger closing, so the merger partners can continue to act as competitors as required by law.

In this way, we can hit the ground running when the merger is approved.

We think this is going to significantly accelerate the integration process, and we’re excited about it.

Q8.                            Mr. Whitacre testified in front of House and Senate committees recently in Washington about the merger.  What kind of a response did he get from legislators?

It was an open and candid dialogue, and a great opportunity for our Chairman to discuss the key issues facing the telecom industry today with members of Congress.  It’s not too often you get the top CEOs in our industry in one room together to talk about our industry’s future.  Our proposed merger was just one of many issues addressed.  The legislators obviously represent a broad base of constituents and their questions and concerns reflected that. But overall, we are encouraged that members of Congress agree with us that the rules and regulations that govern our industry need to reflect the reality of today’s marketplace. And we were glad to have the opportunity to express our views on why the merger is good for our industry and good for our country.

Q9.                            We understand Mr. Whitacre visited AT&T’s headquarters recently and spoke to employees.  Can you tell us more about that? What do they think about the merger?

The Chairman participated in a town hall meeting at AT&T’s corporate headquarters in Bedminster, N.J., a session attended by 300 local employees. More than 20,000 participated via a Webcast, which I understand was the largest employee Webcast AT&T has ever conducted. More than 1,000 participants commented in an online survey following the meeting.  They overwhelmingly indicated that the session increased their confidence in the business benefits of the merger and that the merger is the right move for AT&T.

One participant wrote, “For the first time in many, many years, I once again feel confidence in the future of AT&T.”  If this event is any indication of the enthusiasm we will see in the integration process we will be in excellent shape!

Q10.                     What milestones can we expect in the months ahead, and when do you expect the merger will close?

The DOJ, FCC, and state commissions are proceeding to review our application, and to ask questions about the state of competition and the impact of the merger.  Make no mistake – the approval process required for this transaction is substantial. And as I mentioned earlier, it’s difficult to predict how long all this will take.  As the chairman has said, we believe it is possible to complete it late this year and we are working very hard toward that goal.  But the timing also depends on the regulators.

Q11.                     We’re getting a lot with the AT&T acquisition. What would you say is the single most valuable asset we’ll acquire?

With the merger, SBC is getting a number of valuable assets as noted in our Investor Briefings, press releases and the resulting newspaper and magazine articles.  These assets include AT&T’s Global network, Enterprise customer relationships and the Labs, to name just a few. But the asset that has received the least attention in the press is the people part of the merger.   Over the years, AT&T has attracted and retained a high-quality workforce of bright, dedicated people.  The AT&T workforce will join a similar workforce at SBC and together the new combined company will have the best employee group in the industry. My view is that the employees of the new combined company will work well together and soon after the merger closes will become the most valuable asset of the merger.

Q12.                     What else can you tell employees about the merger process?

There are really three points I’d like employees to keep in mind. First, our relationship right now with AT&T has not changed, and it won’t change until the merger is approved and we’ve closed. Plain and simple, we are competitors, like we always have been, and our business activities need to reflect that.

Second, the merger approval process could last a while. It’s exciting to think about the opportunities ahead of us, but what we need to do right now – all of us – is focus on doing our jobs the best we can. We at SBC need to knock the ball out of the park this year — on revenue growth, earnings growth, cost reduction, and service. We also have a lot on our plate with Project Lightspeed, and our markets are as competitive as ever. That means we can’t be distracted by the merger or anything else.

Third and finally, I’d ask employees to remain confident that we will get this transaction approved. This is important, because over the next few months we will certainly see critics emerge, and some of them will be very vocal.  And we’ll certainly see lots of headlines and hear lots of rhetoric. Our competitors are already working together to create organized opposition. There are a lot of parties dedicated to making sure this deal doesn’t happen. But we anticipated this, and we’re prepared for it. At the end of the day, we will get this merger approved, and it will bring this company to a whole new level. And that’s exciting.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.